# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galera Therapeutics, Inc., CIK 0001563577
CUSIP: 36338D108
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 05/15/2026
Amends the filing with accession number 0001123292-26-000583
Filed by CIK 0002020620
Persons authorized to receive notices and communications: Timothy Opler, c/o Emerald Bioventures, LLC, 555 Madison Avenue, Suite 11D, New York, New York (NY), 10022, 650-862-3029

## Reporting persons
- Emerald Bioventures, LLC (CIK 0002020620): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 61,029,978; sole dispositive power 0; shared dispositive power 61,029,978; aggregate amount beneficially owned 61,029,978 (30.2% of the class)
- Timothy Opler (CIK 0001706867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 61,029,978; sole dispositive power 0; shared dispositive power 61,029,978; aggregate amount beneficially owned 61,029,978 (30.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Name of issuer: Galera Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 225, Malvern, Pennsylvania (PA), 19355
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on April 27, 2026 ("Original 13D"), relating to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 1 but not otherwise defined shall have the respective meanings ascribed to them in the Original 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original 13D is supplemented and amended, as the case may be, as follows:

The response to Item 4 of this Amendment No. 1 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is supplemented and amended, as the case may be, as follows:

On May 14, 2026, the Issuer provided Emerald with a Notice of Mandatory Conversion of Series B Non-Voting Convertible Preferred Stock (the "Mandatory Conversion Notice") effective May 15, 2026 (the "Mandatory Conversion"). In connection with the Mandatory Conversion, 20,813.8186192892 shares of Series B Preferred Stock held by Emerald were converted into 20,813,818 shares of Common Stock. In lieu of fractional shares to which Emerald was entitled, the Company is required to pay Emerald an amount of cash equal to such fraction multiplied by the closing price of a share of Common Stock on the applicable Trading Market (as defined in the Certificate of Designation) on the date of the Mandatory Conversion, in accordance with Section 6.4.6 of the Certificate of Designation.

Following the Mandatory Conversion, the Emerald now holds 61,029,978 shares of Common Stock and no shares of Series B Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Persons may be deemed to beneficially own 61,029,978 shares of Common Stock, representing approximately 30.2% of the shares of Common Stock outstanding. The percentage set forth in Row 13 is based on an aggregate of 203,268,886 shares of Common Stock outstanding, which reflects (a) 160,429,783 shares of Common Stock outstanding as of May 12, 2026, as reported in the Issuer's Quarterly Report on Form 10 Q filed on May 14, 2026, and (b) 42,839,103 shares of Common Stock issued upon the conversion of the Issuer's Series B Preferred Stock on May 15, 2026, as reported in the Issuer's Current Report on Form 8 K filed on May 15, 2026. Following such conversion, the Reporting Persons beneficially owned an aggregate of 61,029,978 shares of Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(a) of the Original 13D is hereby amended and restated in its entirety as follows:

Except as otherwise set forth herein, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days of each of May 15, 2026 and the date hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original 13D is hereby amended and restated in its entirety as follows:

Exhibit Description

Exhibit 99.1 - Purchase Agreement, dated as of December 30, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 31, 2024).*

Exhibit 99.2 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 31, 2024).*

Exhibit 99.3 - Form of Galera Stockholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 14, 2026).*

Exhibit 99.4 - Joint Filing Agreement.

* Previously filed

## Signatures
- Emerald Bioventures, LLC: /s/ Timothy Opler, Timothy Opler, Managing Member (05/29/2026)
- Timothy Opler: /s/ Timothy Opler, Timothy Opler (05/29/2026)